April 30, 2019

Frank Zhao
Chief Financial Officer
CHINA JO-JO DRUGSTORES, INC.
Hai Wai Hai Tongxin Mansion Floor 6
Gong Shu District, Hangzhou City
People's Republic of China 310008

       Re: CHINA JO-JO DRUGSTORES, INC.
           Registration Statement on Form S-3
           Filed April 26, 2019
           File No. 333-231070

Dear Mr. Zhao:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Elizabeth Fei Chen, Esq.